[redacted]

12014668

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue

(No. and Street)

New York, New York 10179

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins (212) 552-9886

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBEKAH Y. WON
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01WO6244643
MY COMM. EXP. JULY 11, 2015

Sworn before me on the 24th of February 2012.

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flow
- x (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- x (q) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J.P. Morgan Securities LLC and Subsidiaries

(An indirect subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition
December 31, 2011

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Board of Managers and Members of
J.P. Morgan Securities LLC and Subsidiaries:

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of JPMorgan Securities LLC (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLC

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Securities LLC
(An indirect subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2011

(Dollars in millions)

Assets		
Cash	$	1,032
Cash and securities segregated under federal and other regulations		29,565
Securities purchased under resale agreements (included $3,042 at fair value at December 31, 2011)		126,666
Securities borrowed		87,912
Securities received as collateral		4,764
Receivable from brokers, dealers and clearing organizations		5,525
Receivable from customers		17,593
Financial instruments owned		87,808
Financial instruments owned, pledged to counterparties (which the counterparty has the right to sell or repledge)		7,058
Fixed assets (net of accumulated depreciation of $318)		75
Goodwill		1,328
Other assets (included $62 at fair value at December 31, 2011)		1,967
Total assets [(a)]	**$**	**371,293**
Liabilities and Member's Equity		
Borrowings	$	16,240
Securities sold under repurchase agreements (included $1,877 at fair value at December 31, 2011)		169,039
Securities lent		12,037
Obligation to return securities received as collateral		4,764
Payable to brokers, dealers and clearing organizations		8,110
Payable to customers		99,062
Financial instruments sold, not yet purchased		27,434
Other liabilities and accrued expenses		3,686
Beneficial interests issued by consolidated variable interest entities (included $52 at fair value at December 31, 2011)		7,338
Subordinated liabilities		12,330
Total liabilities [(a)]		**360,040**
Commitments and contingencies (Note 15)		
Member's equity		**11,253**
Total liabilities and member's equity	**$**	**371,293**

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Company at December 31, 2011. The difference between total VIE assets and liabilities represents the Company's interests, in those entities, which were eliminated in consolidation.

Assets		
Financial instruments owned	$	7,829
Other assets		65
Total assets	**$**	**7,894**
Liabilities		
Beneficial interests issued by consolidated variable interest entities	$	7,338
Other liabilities and accrued expenses		3
Total liabilities	**$**	**7,341**

The assets of consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests do not have recourse to the general credit of the Company.

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities LLC ("JPMorgan Securities") and its subsidiaries (collectively the "Company"), which includes J.P. Morgan Clearing Corp. ("Clearing Corp."). The Company is a wholly owned indirect subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), which is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations in more than 60 countries. All material intercompany transactions and balances have been eliminated in consolidation. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and futures commission merchant with the Commodities Futures Trading Commission ("CFTC").

JPMorgan Securities is rated A+ for unsecured long-term debt and A-1 for unsecured short-term debt by Standard & Poor's (S&P). It is also rated AA- and F1+ by Fitch for unsecured long-term debt and unsecured short-term debt, respectively.

Nature of Business
The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades various types of debt and equity securities; advises clients on business strategies, capital structures and financial strategies; structures derivative transactions to meet client needs; and engages in the execution and clearance of exchange traded futures and options and cleared OTC derivative contracts on behalf of clients, affiliates and on a proprietary basis. The Company also enters into repurchase and resale agreements, including matched-book transactions, and securities borrowed and loaned transactions to finance securities activities.

The Company, through Clearing Corp., provides securities and futures clearing, customer financing, securities lending and related services. Additionally, Clearing Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Clearing Corp. also acts as a carrying and clearing broker for certain activities of its affiliates, including JPMorgan Securities, on either a fully disclosed or omnibus basis.

Merger with J.P. Morgan Futures Inc.
Effective June 1, 2011, J.P. Morgan Futures Inc. ("JPMorgan Futures"), a registered Futures Commission Merchant and a wholly owned subsidiary of JPMorgan Chase, merged with and into JPMorgan Securities, with JPMorgan Securities being the surviving legal entity. The merger created a combined broker-dealer / futures commission merchant entity, which provides capital and operational efficiencies to the Company.

In accordance with accounting guidance related to transfers between entities under common control, the merger of the entities was accounted for as a change in reporting entity. Accordingly, JPMorgan Securities and JPMorgan Futures were combined using the respective carrying values of their assets and liabilities. The Consolidated Statement of Financial Condition as of December 31, 2011, includes the accounts of JPMorgan Futures as if the merger had been in effect as of the beginning of 2011. Prior to the merger, the accounting practices used by JPMorgan Securities and JPMorgan Futures were comparable.

Condensed Statement of Net Assets Contributed

The following reflects the carrying value of the net assets of JPMorgan Futures as of June 1, 2011, that were contributed to JPMorgan Securities as a result of the merger.

(in millions)	**June 1, 2011**
Assets	
Cash	$ 239
Cash and securities segregated under federal and other regulations	12,959
Securities purchased under resale agreements	37
Receivable from brokers, dealers and clearing organizations	1,835
Receivable from customers	205
Other assets	35
Total assets	15,310
Liabilities	
Payable to brokers, dealers and clearing organizations	109
Payable to customers	11,793
Other liabilities and accrued expenses	731
Subordinated liabilities	1,555
Total liabilities	14,188
Net assets contributed	**$ 1,122**

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

a. Accounting Developments

Fair Value Measurements and Disclosures

In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between Level 1 and Level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009. The Company adopted this guidance in 2010. For additional information about the adoption of the new fair value measurements guidance, see Note 3 on JPMorgan Chase's 2011 annual report. In addition, a new requirement to provide purchases, sales, issuances and settlements in the Level 3 roll forward on a gross basis is effective for fiscal years beginning after December 15, 2010. The Company adopted the new guidance, effective January 1, 2011.

In May 2011, the FASB issued guidance that amends the requirements for fair value measurement and disclosure. The guidance changes and clarifies existing requirements related to portfolios of financial instruments and valuation adjustments and requires additional disclosures for fair value measurements categorized in Level 3 of the fair value hierarchy (including disclosure of the range of inputs used in certain valuations) and for financial instruments that are not carried at fair value but for which fair value is required to be disclosed. The guidance is effective in the first interim period of 2012. The Company is currently assessing the impact of this guidance.

Accounting for Repurchase and Similar Agreements
In April 2011, the FASB issued guidance that amends the criteria used to assess whether repurchase and similar agreements should be accounted for as financings or sales (purchases) with forward agreements to repurchase (resell). Specifically, the guidance eliminates circumstances in which the lack of adequate collateral maintenance requirements could result in a repurchase agreement being accounted for as a sale. The guidance is effective for new transactions or existing transactions that are modified beginning January 1, 2012. The Company has accounted for its repurchase and similar agreements as secured financings, and therefore, the Company does not expect the application of this guidance will have an impact on its Consolidated Statement of Financial Condition.

Balance sheet netting
In December 2011, the FASB issued guidance that requires enhanced disclosures about derivatives, repurchase and resale agreements and securities borrowed and securities lent that are subject to a legally enforceable master netting or similar agreements, or that have otherwise been offset on the Consolidated Statement of Financial Condition as a result of agreements in effect that meet the specified conditions for net presentation under applicable accounting guidance. The guidance is effective in the first interim period of 2013. The application of this guidance will only affect the disclosure of these arrangements and will have no impact on the Company's Consolidated Statement of Financial Condition.

b. Use of Estimates in the Preparation of Financial Statements
The preparation of the Consolidated Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

c. Cash and Securities Segregated under Federal and Other Regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2011, JPMorgan Securities had $13.1 billion of cash and securities segregated and Clearing Corp. had $16.5 billion of cash and securities segregated, to be in compliance with regulations. These balances are disclosed on the Consolidated Statement of Financial Condition under Cash and Securities segregated under federal and other regulations.

Additionally, the Company segregated $7.2 billion of customer owned securities (including $2.1 billion which was held in segregated accounts with affiliates) and exchange traded options owned by customers with a net long option value of $353 million received by the Company in lieu of cash margin at December 31, 2011. These security balances are not part of the Consolidated Statement of Financial Condition.

d. Repurchase and Resale Agreements

Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are generally treated as collateralized financing transactions and are carried on the Consolidated Statement of Financial Condition at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. Where appropriate, under applicable accounting guidance, resale and repurchase agreements with the same counterparty are reported on a net basis.

The Company elected the fair value option for certain resale and repurchase agreements. For further discussion of the fair value option, see Note 4 of this Consolidated Statement of Financial Condition. These agreements are reported within securities purchased under resale agreements and securities sold under repurchase agreements on the Consolidated Statement of Financial Condition.

The Company's policy is to take possession, where possible, of securities purchased under resale agreements. The Company monitors the market value of the underlying securities that it has received from its counterparties, consisting primarily of U.S. government and agency securities, and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities.

e. Securities Borrowed and Securities Lent

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities. Certain securities are borrowed against securities collateral and according to U.S. GAAP for transfers and servicing of financial asset and extinguishment of liabilities, the borrower is not required to record the transactions on its balance sheet.

f. Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. For information related to the Company's valuation methodologies under fair value measurement, see Note 3 of this Consolidated Statement of Financial Condition.

Financial instruments, including both cash instruments and derivatives, are used to hedge or manage risks of market exposures, facilitate customer transactions and meet financing objectives.

g. Securities Transactions

Principal securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in nonregular way trades are recorded on settlement date (the date on which the payment of funds and delivery of securities are to take place) with changes in value recorded on the Consolidated Statement of Financial Condition between trade and settlement dates. Other assets included approximately $638 million of net unsettled principal trades.

h. Customer Transactions

Receivables from and payables to customers, recorded on the Consolidated Statement of Financial Condition, primarily include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions and held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included on the Consolidated Statement of Financial Condition. Customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date.

i. Fixed Assets and Capitalized Software

Fixed assets are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful life of an asset, which is three to ten years. The Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, the Company amortizes these costs on a straight-line basis over the software's expected useful life, which is generally three years, and reviews for impairment on an ongoing basis.

j. Goodwill

Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment annually, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment. Goodwill was not impaired at December 31, 2011, nor was any goodwill written off due to impairment during 2011.

k. Variable Interest Entities

VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The most common type of VIE is a special purpose entity ("SPE"). SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. SPEs are an important part of the financial markets, including the mortgage- and asset-backed securities and commercial paper markets, as they provide market liquidity by facilitating investors' access to specific portfolios of assets and risks. SPEs may be organized as trusts, partnerships or corporations and are typically established for a single, discrete purpose. SPEs are not typically operating entities and usually have a limited life and no employees. The basic SPE structure involves a company selling assets to the SPE; the SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction specify how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE's economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all the facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE's economic performance; and second, identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as asset managers, collateral managers, servicers, or owners of call options or liquidation rights over the VIE's assets) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers all of its economic interests, including debt and equity investments, servicing fees, and derivative or other arrangements deemed to be variable interests in the VIE. This assessment requires that the Company apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons why the interests are held by the Company. The Company performs on-going reassessments of: 1) whether entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework; and 2) whether changes in the facts and circumstances regarding the Company's involvement with a VIE cause the Company's consolidation conclusion to change. For further details regarding the accounting for variable interest entities, see Note 16 of JPMorgan Chase's 2011 Annual Report.

I. Income Taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Consolidated Statement of Financial Condition. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

The tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

m. Foreign Currency Remeasurement
The Company remeasures assets, liabilities, revenue and expense denominated in non U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value Measurement of Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased at December 31, 2011, which are recorded at fair value, were as follows:

(in millions)	Financial Instruments Owned	Financial Instruments Sold, not yet Purchased
U.S. government agencies - mortgage-backed securities	$ 34,822	$ 64
Equity securities	18,599	4,002
U.S. treasury, government agencies and non U.S. government debt securities	15,781	18,199
State and municipal obligations	11,108	-
Corporate debt securities	6,691	3,844
Asset-backed securities	2,841	43
Nonagency - mortgage-backed securities	2,263	-
Certificates of deposit, bankers' acceptances and commercial paper	1,516	-
Derivative contracts	1,207	1,282
Loans	38	-
Less: Financial instruments owned, pledged to counterparties	(7,058)	-
	$ 87,808	$ 27,434

As of December 31, 2011, financial instruments owned included corporate debt, municipal, structured notes obligations, common and preferred shares issued by JPMorgan Chase and its affiliates of $812 million. Financial instruments sold, not yet purchased included corporate debt obligations issued by JPMorgan Chase and its affiliates of $156 million.

Included in financial instruments owned are the following amounts representing assets pledged to counterparties under repurchase transactions, where the agreement gives the counterparty the right to sell or repledge the underlying assets:

(in millions)	Amounts Pledged to Counterparties
U.S. treasury, government agencies and non U.S. government debt securities	$ 5,956
Corporate debt securities	879
Certificates of deposit, bankers' acceptances and commercial paper	210
U.S. government agencies - mortgage-backed securities	13
	$ 7,058

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

The Company has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use as inputs, market-based or independently-sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity of the instrument. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, JPMorgan Chase's creditworthiness, constraints on liquidity and unobservable parameters. Valuation adjustments are applied consistently over time.

Credit valuation adjustments ("CVA") are necessary when the market price (or parameter) is not indicative of the credit quality of the counterparty. As few classes of derivative contracts are listed on an exchange, the majority of derivative positions are valued using internally developed models that use as their basis observable market parameters. An adjustment is necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment also takes into account contractual factors designed to reduce the Company's credit exposure to each counterparty, such as collateral and legal rights of offset.

Debit valuation adjustments ("DVA") are necessary to reflect the credit quality of the Company in the valuation of derivatives and structured notes liabilities measured at fair value. The methodology to determine the adjustment is consistent with CVA and incorporates JPMorgan Chase's credit spread as observed through the credit default swap market.

Liquidity valuation adjustments are necessary when the Company may not be able to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions (liquidity adjustments are not taken for positions classified within Level 1 of the fair value hierarchy). The Company estimates the amount of uncertainty in the initial valuation based on the degree of liquidity in the market in which the financial instrument trades and makes liquidity adjustments to the carrying value of the financial instrument. The Company measures the liquidity adjustment based on the following factors: (1) the amount of time since the last relevant pricing point; (2) whether there was an actual trade or relevant external quote; and (3) the volatility of the principal risk component of the financial instrument. Costs to exit larger-than-normal market-size risk positions are determined based on the size of the adverse market move that is likely to occur during the period required to bring a position down to a nonconcentrated level.

Unobservable parameter valuation adjustments are necessary when positions are valued using internally developed models that use as their basis unobservable parameters – that is, parameters that must be estimated and are, therefore, subject to management judgment. Such positions are normally traded less actively. Examples include certain credit products where parameters such as correlation and recovery rates are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error and revision in the estimate of the market price provided by the model.

The Company has numerous controls in place intended to ensure that its fair values are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models within the Company are subject to this review process. A price verification group, independent from the risk-taking function, ensures observable market prices and market-based parameters are used for valuation wherever possible. For those products with material parameter risk for which observable market levels do not exist, an independent review of the assumptions made on pricing is performed. Additional review includes deconstruction of the model valuations for certain structured instruments into their components and benchmarking valuations, where possible, to similar products; validating valuation estimates through actual cash settlement; and detailed review and explanation of recorded gains and losses, which are analyzed daily and over time. Valuation adjustments, which are also determined by the independent price verification group, are based on established policies and applied consistently over time. Any changes to the valuation methodology are reviewed by management to confirm that the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, the Company continues to refine its valuation methodologies. During 2011, no changes were made to the Company's valuation models that had, or are expected to have, a material impact on the Company's Consolidated Statement of Financial Condition.

The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used by the Company to measure instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Resale and Repurchase Agreements

The Company elected the fair value option for certain resale and repurchase agreements, with an embedded derivative and/or a maturity of greater than one year. To estimate the fair value of these resale and repurchase agreements, cash flows are first evaluated taking into consideration any derivative features of the resale and repurchase agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

Securities

Where quoted prices for identical securities are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly-liquid government bonds, mortgage products for which there are quoted prices in active markets such as U.S. government agency or U.S. government-sponsored enterprise markets, pass-through mortgage-backed securities and exchange-traded equities (e.g., common and preferred stocks). If quoted market prices are not available for the specific security, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain government agency securities, commercial paper, corporate debt, state and municipal securities and mortgage and asset-backed securities. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 primarily include certain mortgage-backed, asset-backed and auction rate securities.

Derivatives

Interest rate forward contracts valued using quoted prices are classified within Level 1 of the valuation hierarchy. The remaining derivative positions are valued using internally developed models that use as their basis readily observable market parameters – that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Company uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the models are readily observable from actively quoted markets, as is the case for "plain vanilla" interest rate swaps, option contracts and CDS. Such instruments are generally classified within Level 2 of the valuation hierarchy. Derivatives that are valued based on models with significant unobservable market parameters and that are normally traded less actively, have trade activity that is one way, and/or are traded in less-developed markets are classified within Level 3 of the valuation hierarchy.

Other Assets

Other assets included equity investments of $53 million in voting-interest entities in which the Company has significant influence over the operating and financial decisions of the investee company and $9 million of investments in hedge funds. Observable quoted market prices are not available, and the fair values are estimated by using pricing models, where not all of the inputs to the valuation have market prices. These equity and hedge fund investments are classified within Level 3 of the valuation hierarchy.

Beneficial Interests Issued by Consolidated VIEs

The fair value of beneficial interests issued by consolidated VIEs ("beneficial interests") is estimated based on the fair value of the underlying assets held by the VIEs. The valuation of beneficial interests does not include an adjustment to reflect the credit quality of the Company, as the holders of these beneficial interests do not have recourse to the general credit of the Company. Where the inputs into the valuation are based on observable market pricing information, the beneficial interests are classified within Level 2 of the valuation hierarchy. Where significant inputs into the valuation are unobservable, the beneficial interests are classified within Level 3 of the valuation hierarchy.

The following table presents the financial instruments carried at fair value as of December 31, 2011, by major product category on the Consolidated Statement of Financial Condition and by fair value measurement valuation hierarchy (as described above).

Assets and Liabilities Measured at Fair Value on a Recurring Basis

(in millions)	Quoted Market Prices in Active Markets (Level 1) [b]	Internal Models with Significant Observable Market Parameters (Level 2) [b]	Internal Models with Significant Unobservable Market Parameters (Level 3) [b]	Netting Adjustments	Total Carrying Value in the Balance Sheet
Securities purchased under resale agreements	$ -	$ 3,042	$ -	$ -	$ 3,042
Securities received as collateral	4,764	-	-	-	4,764
Financial instruments owned including pledged to counterparties					
Mortgage backed securities					
U.S. government agencies - mortgage-backed securities	27,083	7,653	86	-	34,822
Nonagency - mortgage-backed securities	-	1,399	864	-	2,263
Total - mortgage backed securities	27,083	9,052	950	-	37,085
U.S. treasury, government agencies and non U.S. government debt securities	5,622	10,159	-	-	15,781
Corporate debt securities	7	6,451	233	-	6,691
Equity securities	17,784	668	147	-	18,599
Loans	-	-	38	-	38
Certificates of deposit, bankers' acceptances and commercial paper	-	1,516	-	-	1,516
State and municipal obligations	-	10,125	983	-	11,108
Asset-backed securities	-	1,493	1,348	-	2,841
Total debt and equity instruments	50,496	39,464	3,699	-	93,659
Derivative receivables					
Interest rate	939	1,054	-	(1,118)	875
Credit	-	360	-	(360)	-
Equity	-	499	-	(167)	332
Commodity	-	19	-	(19)	-
Total derivative receivables	939	1,932	-	(1,664)	1,207
Total financial instruments owned including pledged to counterparties	51,435	41,396	3,699	(1,664)	94,866
Other assets [a]	-	-	62	-	62
Total assets at fair value	$ 56,199	$ 44,438	$ 3,761	$ (1,664)	$ 102,734
Securities sold under repurchase agreements	$ -	$ 1,877	$ -	$ -	$ 1,877
Financial instruments sold, not yet purchased					
Debt and equity instruments	19,936	6,211	5	-	26,152
Derivative payables					
Interest rate	1,135	1,202	-	(1,126)	1,211
Credit	-	65	-	(58)	7
Equity	-	350	30	(338)	42
Commodity	-	194	-	(172)	22
Total derivative payables	1,135	1,811	30	(1,694)	1,282
Total financial instruments sold	21,071	8,022	35	(1,694)	27,434
Beneficial interests issued by consolidated VIE's	-	30	22	-	52
Total liabilities at fair value	$ 21,071	$ 8,052	$ 57	$ (1,694)	$ 27,486

(a) Balances include investments valued at NAV at December 31, 2011, of $9 million, which is classified in Level 3.

(b) In 2011, the transfers between Levels 1, 2 and 3 were not significant.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments not Carried at Fair Value)
U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, commercial paper, securities sold under repurchase agreements with short-dated maturities, securities lent with short-dated maturities, other borrowed funds, accounts payable and accrued liabilities.

4. Fair Value Option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value.

Elections
Elections were made by the Company to:

- Mitigate income statement volatility caused by the differences in the measurement basis of elected instruments (for example, certain instruments elected were previously accounted for on an accrual basis) while the associated risk management arrangements are accounted for on a fair value basis.
- Eliminate the complexities of applying certain accounting models (e.g., hedge accounting or bifurcation accounting for hybrid investments).
- Better reflect those instruments that are managed on a fair value basis.

Elections include:

- Securities financing arrangements with an embedded derivative and/or a maturity of greater than one year.
- Certain equity investments, to better reflect the investments which are managed on a fair value basis.
- Trading loans purchased or originated as part of securitization warehousing activity, subject to bifurcation accounting, or managed on a fair value basis.
- Long-term beneficial interests issued by consolidated securitization trusts where the underlying assets are carried at fair value.

For further discussions on the financial instruments for which the fair value option was previously elected, including the basis for those elections, see Note 4 of JPMorgan Chase's 2011 Annual Report.

5. Derivatives

Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange the full purchase or sales price upfront. The Company makes markets in derivatives for customers and also uses derivatives to hedge or manage risks of market and credit exposures. The Company does not use derivatives for nontrading purposes.

Accounting for Derivatives

All free-standing derivatives are required to be recorded on the Consolidated Statement of Financial Condition at fair value. The accounting for changes in value of a derivative depends on whether or not the contract has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are marked to market through earnings. None of the Company's derivatives are designated as hedges.

Notional Amount of Derivative Contracts

The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2011.

(in millions)	**Notional Amounts [b]**
Interest rate contracts	
Swaps	$ 43,418
Futures and forwards	865,372
Written options	4,094
Purchased options	3,481
Total interest rate contracts	**916,365**
Credit derivatives [a]	**1,975**
Equity contracts	
Swaps	9,557
Futures and forwards	29,591
Written options	12,924
Purchased options	14,086
Total equity contracts	**66,158**
Commodity contracts	
Swaps	370
Total commodity contracts	**370**
Total derivative notional amounts	**$ 984,868**

(a) For more information on volumes and types of credit derivative contracts, see the credit derivative discussion on pages 18-20 of this report.

(b) Represents the sum of gross long and gross short third-party and affiliate notional derivative contracts.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts significantly exceed, in the Company's view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount does not change hands; it is used simply as a reference to calculate payments.

Impact of Derivatives on the Consolidated Statement of Financial Condition
The following table summarizes the gross fair values of derivative receivables and payables by contract type and the related netting adjustments as of December 31, 2011.

(in millions)	Derivative Receivables	Derivative Payables
Gross trading assets and liabilities		
Interest rate	$ 1,993	$ 2,337
Credit	360	65
Equity	499	380
Commodity	19	194
Gross fair value of trading assets and liabilities	**2,871**	**2,976**
Netting adjustment	(1,664)	(1,694)
Carrying value of derivative trading assets and trading liabilities on the consolidated statement of financial condition	**$ 1,207**	**$ 1,282**

The following table summarizes the fair values of derivative receivables and payables by contract type after netting adjustments as of December 31, 2011.

(in millions)	Derivative Receivables	Derivative Payables
Trading assets and liabilities after netting adjustments		
Interest rate	$ 875	$ 1,211
Credit	-	7
Equity	332	42
Commodity	-	22
Total derivative receivables/payables	**$ 1,207**	**$ 1,282**

Credit Risk, Liquidity Risk and Credit-Related Contingent Features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk – the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. The amount of derivative receivables reported on the Consolidated Statement of Financial Condition is the fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and cash collateral held by the Company. These amounts represent the cost to the Company to replace the contracts at then-current market rates should the counterparty default.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the mark to market moves in the counterparties' favor. Where the company has legally enforceable master netting agreements and margin agreements with its affiliates, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the affiliates.

The following table shows the current credit risk of derivative receivables after netting adjustments and collateral received, and the current liquidity risk of derivative payables after netting adjustments and collateral posted, as of December 31, 2011.

(in millions)	Derivative Receivables	Derivative Payables
Gross derivative fair value	$ 2,871	$ 2,976
Netting adjustment – offsetting payables/receivables	(1,637)	(1,637)
Netting adjustment – cash collateral received/paid	(27)	(57)
Carrying value on consolidated statement of financial condition	**$ 1,207**	**$ 1,282**

In addition to the cash collateral amounts reflected in the tables above, at December 31, 2011, the Company had received and pledged liquid securities collateral of $17 million and $265 million, respectively. The Company and its counterparties also hold collateral that the Company or counterparty has agreed to return but has not yet settled, as of the reporting date. At December 31, 2011, the Company had pledged $190 million of such additional collateral. The Company may also receive and deliver collateral at the initiation of derivative transactions, which is available as security against potential exposure that could arise should the fair value of the transactions move in the Company's or client's favor.

Credit Derivatives

Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Company uses credit derivatives primarily to mitigate credit risk associated with its credit market products and mortgage-backed securities.

The following table presents a summary of the notional amounts of credit derivatives the Company sold and purchased as of December 31, 2011. Upon a credit event, the Company as seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Company manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference entities. Other purchased protection referenced in the following table includes credit derivatives

bought on related, but not identical, reference positions; (including indices, portfolio coverage and other reference points) as well as protection purchased through credit-related notes. The Company does not use notional as the primary measure of risk management for credit derivatives because notional does not take into account the probability of occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges.

Total Credit Derivatives

	December 31, 2011 Maximum Payout/Notional Amount			
(in millions)	**Protection Sold**	**Protection Purchased With Identical Underlings [a]**	**Net Protection (Sold) Purchased [b]**	**Other Protection Purchased [c]**
Credit derivatives				
Credit default swaps	$ (1,642)	$ -	$ (1,642)	$ 333

[a] Represents the notional amount of purchased credit derivatives where the underlying reference instrument is identical to the reference instrument on which the Company has sold credit protection, the notional amount of protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.

[b] Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.

[c] Represents single-name and index CDS protection the Company purchased.

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2011 where the Company is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased are comparable to the profile reflected below.

Protection Sold

Credit Derivatives Ratings/Maturity Profile

	December 31, 2011				
(in millions)	<1 Year	1–5 Years	>5 Years	Total Notional Amount	Fair Value [b]
Risk rating of reference entity					
Investment grade [a]	$ (51)	$ -	$ (796)	$ (847)	$ (57)
Noninvestment grade [a]	(367)	-	(428)	(795)	(296)
	$ (418)	$ -	$ (1,224)	$ (1,642)	$ (353)

(a) Ratings scale is based on the Company's internal ratings, which generally correspond to ratings defined by S&P and Moody's.

(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Company.

6. Income Taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to compensation-related benefits, reserves for litigation, and federal and state tax benefits in regards to tax reserves. In addition there is a deferred tax asset related to state and local net operating loss carry forwards against which a $38 million valuation allowance has been established. As of December 31, 2011, management has determined it is more likely than not that the Company will realize its deferred tax assets, net of the existing valuation allowance. Due to the aforementioned tax sharing agreement discussed in Note 2(l), all deferred tax benefits are cash settled and transferred to JPMorgan Chase.

At December 31, 2011, the Company had a current income tax payable to JPMorgan Chase of $350 million included in the Consolidated Statement of Financial Condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2011.

(in millions)	Unrecognized Tax Benefits
Balance at January 1, 2011	$ 308
Increases based on tax positions related to the current period	27
Balance at December 31, 2011	$ 335

At December 31, 2011, the Company's unrecognized tax benefit, excluding related interest expense and penalties, was $335 million, of which $218 million, if recognized, would reduce the annual effective tax rate.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non U.S. jurisdictions.

7. Borrowings

Borrowings as at December 31, 2011 were as follows:

(in millions)	**Unsecured**
Notes payable	$ 15,721
Other borrowings	519
	$ 16,240

Included within other borrowings is $0.5 billion of unsecured borrowings from affiliates. These borrowings are short-term obligations which bear interest based on the federal funds rate.

At December 31, 2011, the Company had an unsecured short-term note payable to JPMorgan Chase of $15.5 billion and an unsecured short-term note payable to a third party of $200 million. These notes payable bear interest based on the federal funds rate or the London Interbank Offered Rate ("LIBOR").

8. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $34.2 billion. At December 31, 2011, $12.3 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2011 mature as follows:

(in millions)	**Amount**
Year	
2013	$ 3,650
2014	8,680
	$ 12,330

Of the total facility available, $9.2 billion relates to Clearing Corp, and of the actual amount drawn, $5.7 billion relates to Clearing Corp. All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and by the National Futures Association ("NFA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

The borrowings bear interest at a rate based upon LIBOR.

9. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards
U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50% after two years and 50% after three years and convert to shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and awards contain clawback provisions that may result in cancellation prior to vesting under certain specified circumstances. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase Employee Stock Options and SARs
Employee stock options and SARs are generally granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants discretionary stock-based payment awards to individual employees, primarily in the form of both employee stock options and SARs. The 2011, 2010 and 2009 grants of SARs to key employees vest ratably over five years (i.e., 20% per year). The 2011 & 2010 grants of SARs contain full-career eligibility provisions and the 2009 grants of SARs do not include any full-career eligibility provisions. These awards generally expire ten years after the grant date and contain clawback provisions similar to RSUs.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2011:

(in thousands)	
RSUs	
Granted	13,585
Forfeited	1,324
Options and SARs	
Granted	1,524
Forfeited	30

At December 31, 2011, the Company's employees held 37 million unvested RSUs. In addition, 14 million options and SARs were held by the Company's employees at December 31, 2011, of which 5 million awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

For a discussion of the accounting policies and other information relating to employee stock-based compensation, refer to Note 10 of JPMorgan Chase's 2011 Annual Report.

Pension and Other Postretirement Employee Benefits
The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory, contributions varying with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company. The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2011. Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2011 Annual Report.

10. Securities Financing Activities

The Company enters into securities financing agreements that are generally treated as collateralized financings and disclosed on the Statement of Financial Condition. These agreements are entered into to finance the company's inventory positions, acquire securities to cover short positions, accommodate customers' financing needs, and settle other securities obligations. The collateralized financing transactions reported on December 31, 2011 have been reduced by $135 billion, as a result of the agreements having met the specified conditions for net presentation under applicable accounting guidance.

11. Variable Interest Entities

At December 31, 2011, The Company consolidated the assets and liabilities of certain VIE's as it was deemed to be the primary beneficiary of these entities. The assets and liabilities were primarily recorded under Financial instruments owned and under Beneficial interests issued by consolidated VIEs, respectively, on the Company's Consolidated Statement of Financial Condition.

Residential and Commercial Mortgages
The Company was deemed to be the primary beneficiary of certain mortgage securitization trusts because the Company has both the power to direct the activities of these VIEs that most significantly impacts the VIEs economic performance; and through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company engages in underwriting and trading activities involving securities issued by JPMorgan Chase sponsored securitization trusts. As a result, the Company at times retains senior and/or subordinated interests (including residual interests) in residential and commercial mortgage securitizations upon securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances as a result of the positions retained or reacquired, when considered together with the power to direct the activities of the VIE, the Company is deemed to be the primary beneficiary of certain trusts. As of December 31, 2011, the Company consolidated approximately $48 million of assets and $44 million of liabilities due to the company's involvement with such trusts. Additionally, the Company held approximately $0.7 billion of senior and subordinated interests as of December 31, 2011 in nonconsolidated securitization entities. These retained interests are accounted for at fair value and classified as Financial instruments owned.

Re-securitizations

The Company also engages in certain re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These transfers occur to both agency (Fannie Mae, Freddie Mac and Ginnie Mae) and nonagency (private-label) sponsored VIEs, which may be backed by either residential or commercial mortgages and are often structured on behalf of clients. As of December 31, 2011, the Company did not consolidate any agency re-securitizations, as it did not have the power to direct the significant activities of the trust. As of December 31, 2011, the Company consolidated $112 million of assets and $9 million of liabilities of private-label re-securitizations, as the Company had both the power to direct the significant activities of the VIE, and retained an interest that is deemed to be significant in, the trust. During the year ended December 31, 2011 the Company transferred $24.9 billion and $0.4 billion, respectively, of securities to agency and private-label VIEs.

For other private-label re-securitizations, the Company has concluded that it either did not have the sole power to direct the significant activities of the entity and or did not retain an interest that could potentially be significant. At December 31, 2011, the Company held approximately $3.6 billion and $14 million of senior and subordinated interests, respectively, in nonconsolidated agency and private-label re-securitization entities. These retained interests are accounted for at fair value and classified as Financial instruments owned.

Municipal Bond Vehicles

JPMorgan Chase has created a series of trusts that provide short-term investors with qualifying tax-exempt investments, and that allow investors in tax-exempt securities to finance their investments at short-term tax-exempt rates. In a typical transaction, the vehicle purchases fixed-rate longer-term highly rated municipal bonds and funds the purchase by issuing two types of securities: (1) putable floating-rate certificates and (2) inverse floating-rate residual interests ("residual interests"). The maturity of each of the putable floating-rate certificates and the residual interests is equal to the life of the vehicle, while the maturity of the underlying municipal bonds is typically longer. Holders of the putable floating-rate certificates may "put," or tender, the certificates if the remarketing agent cannot successfully remarket the floating-rate certificates to another investor. A liquidity facility conditionally obligates the liquidity provider to fund the purchase of the tendered floating-rate certificates. Upon termination of the vehicle, proceeds from the sale of the underlying municipal bonds would first repay any funded liquidity facility or outstanding floating-rate certificates and the remaining amount, if any, would be paid to the residual interests. If the proceeds from the sale of the underlying municipal bonds are not sufficient to repay the liquidity facility, in certain transactions the liquidity provider has recourse to the residual interest holders for reimbursement. Certain residual interest holders may be required to post collateral to JPMorgan Chase Bank, N.A., as

liquidity provider, to support such reimbursement obligations should the market value of the municipal bonds decline.

The Company often serves as the remarketing agent of the putable floating-rate certificates. As remarketing agent, the Company may hold putable floating-rate certificates of the municipal bond vehicles. At December 31, 2011, the Company held $637 million of these certificates on its Consolidated Statement of Financial Condition. The largest amount held by the Company at any time during 2011 was $1.1 billion. The Company did not have and continues not to have any intent to protect any residual interest holder from potential losses on any of the municipal bond holdings.

12. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structure, a variety of risks are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in the Company's business activities. The company employs a holistic approach to risk management to ensure the broad spectrum of risk types are considered in managing its business activities. There are several major risk types identified in the business activities of the Company: market risk, credit risk, liquidity risk, operational risk, legal risk and reputation risk. The Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and industry.

Market Risk

Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates. Market risk is identified, measured, monitored, and controlled by JPMorgan Chase's Market Risk Management group ("MRM"), a corporate risk governance function independent of the lines of business. MRM is overseen by JPMorgan Chase's Chief Risk Officer. Market risk is controlled primarily through a series of limits, which reflect JPMorgan Chase's risk appetite in the context of the market environment and business strategy.

Credit Risk

Credit risk is the risk of loss from obligor or counterparty default. The Company is engaged in various lending and principal transactions with counterparties that include corporations, financial institutions, governments and their agencies, pension funds, mutual funds, and hedge funds. In addition, obligations arise from participation in payment and securities settlement transactions on the Company's behalf. For further discussion on credit risk related to customer activities, please refer to Note 13 below.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. The ability to maintain a sufficient level of liquidity is crucial to financial services companies, particularly their ability to maintain appropriate levels of liquidity during periods of adverse conditions. The Company's funding strategy is to ensure liquidity and diversity of funding sources to meet actual and contingent liabilities through both normal and stress periods. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify,

measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is inherent in the Company's business activities and can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses and other damage to the Company, including reputational harm. To monitor and control operational risk, the Company (through JPMorgan Chase) maintains a system of comprehensive policies and a control framework designed to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of the Company's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject. Notwithstanding these control measures, the Company incurs operational losses.

Legal Risk

Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or nonconformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Reputation Risk

Attention to reputation has always been a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

13. Customer Activities

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is

established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities lent and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit

extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

14. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments and structure complex transactions.

Significant balances with related parties are listed below.

(in millions)		December 31, 2011
Assets		
Cash	$	448
Cash and securities segregated under federal and other regulations		9,274
Securities purchased under resale agreements		23,590
Securities borrowed		19,531
Receivable from brokers, dealers and clearing organizations		1,792
Other assets		136
Liabilities		
Borrowings	$	15,990
Securities sold under repurchase agreements		87,560
Securities lent		1,225
Payable to brokers, dealers and clearing organizations		4,114
Payable to customers		4,302
Subordinated liabilities payable to JPMorgan Chase		12,330
Derivative payable		204
Other liabilities and accrued expenses		28

15. Commitments, Pledged Assets, Collateral and Contingencies

Pledged Assets

The Company pledges certain financial instruments it owns to collateralize repurchase agreements, other securities financings and to satisfy margin deposits at clearing and depository organizations. At December 31, 2011, financial instruments with a market value of approximately $77 billion were pledged to collateralize financing transactions and for other purposes. Certain of these pledged assets may be sold or repledged by the secured parties and are identified as Financial instruments owned, pledged to counterparties on the Consolidated Statement of Financial condition. The above amount of assets pledged do not include assets of consolidated VIEs, these assets are used to settle the liabilities of those entities.

Letters of Credit

In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. At December 31, 2011, the Company had unsecured letter of credit commitments of $17 million.

Derivatives Qualifying as Guarantees

The Company is both a purchaser and seller of credit protection in the credit derivatives market. For a further discussion of credit derivatives, see Note 5 of this Consolidated Statement of Financial Condition.

Unsettled Resale and Repurchase Agreements

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated Statement of Financial Condition until settlement date. At December 31, 2011, the Company had commitments to enter into future resale and repurchase agreements totaling $16 billion and $10 billion, respectively.

Collateral

At December 31, 2011, the Company had accepted assets as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $504 billion. This collateral was generally obtained under resale agreements, securities borrowing agreements and customer margin loans. Of these securities, approximately $425 billion were repledged, delivered or otherwise used, generally as collateral under repurchase agreements, securities lending agreements, to collateralize deposits, or to cover short sales. These amounts include $4.7 billion of noncash loan against pledged securities transactions recorded by the Company as securities received as collateral and obligation to return the securities received as collateral.

Collateralized committed facilities

Collateralized committed facilities are conditional lending commitments issued by the Company for securities financings. The Company does not hold collateral to support these commitments. However, at the start date of the financing, the Company takes possession of the securities as collateral and continues to monitor the market value of the underlying collateral during the term of the transactions, which includes requesting additional collateral from its customers as necessary to minimize exposure. At December 31, 2011, the Company did not have any outstanding commitments.

Client Clearing Guarantees

The Company clears transactions on behalf of its clients through various clearinghouses, and the Company stands behind the performance of its clients on such trades. The Firm mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. However, based upon historical experience, the Company believes it is unlikely that it will have to make any material payments under these arrangements and, the risk of loss is expected to be remote.

Guarantees of Subsidiaries

In the normal course of its business, JPMorgan Securities guarantees certain of the obligations of its consolidated subsidiaries. These obligations predominantly relate to JPMorgan Securities' guarantee of the obligations of Clearing Corp, which totaled $125 billion at December 31, 2011. The obligations of the consolidated subsidiaries are included on the Company's Consolidated Statement of Financial Condition or are reflected as off-balance sheet commitments; therefore, the Company has not recognized a separate liability for these guarantees. The Company believes that the occurrence of any events that would trigger payments under these guarantees is remote.

Exchange and Clearinghouse Guarantees

Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or, in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Litigation

The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a defendant in a number of cases involving mortgage-backed securities litigation. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2011 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment.

The litigation noted above involves multiple companies that are subsidiaries or affiliates of JPMorgan Chase. Due to the overlapping nature of claims and ambiguities inherent in JPMorgan Chase's organization by lines of business and corporate entities, JPMorgan Chase does not disaggregate the estimate of reasonably possible losses by the individual subsidiaries or affiliates. Therefore, it is not possible to disaggregate the portion of the JPMorgan Chase estimate of reasonably possible losses attributable to the Company.

For further discussion on certain litigation cases relating to JPMorgan Chase, including the estimate of the range of reasonably possible losses for JPMorgan Chase's litigation portfolio, please refer to Note 31 of JPMorgan Chase's 2011 Annual Report.

Lease Commitments

The following table presents required future minimum rental payments for office space under noncancelable operating leases that expire after December 31, 2011.

(in millions)	**Year Ended December 31, 2011**
2012	$ 46
2013	46
2014	45
2015	45
2016	43
After 2016	172
Total minimum payments required	**397**
Less: Sublease rentals under noncancelable subleases	(112)
Net minimum payment required	**$ 285**

16. Net Capital and Other Regulatory Requirements

JPMorgan Securities is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. The SEC has approved JPMorgan Securities' use of Appendix E of the Net Capital Rule, which establishes alternative net capital requirements for broker-dealers that are part of entities subject to consolidated supervision at the ultimate holding company level. Appendix E allows JPMorgan Securities to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that it holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. JPMorgan Securities is also required to notify the SEC in the event that tentative net capital is less than $5 billion. JPMorgan Securities is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 8% of noncustomer risk maintenance margin requirements, all as defined in the capital rules of the CFTC.

At December 31, 2011, JPMorgan Securities' net capital of $11.1 billion exceeded the minimum regulatory net capital requirement of $1.6 billion by $9.5 billion. JPMorgan Securities' net capital computation, as defined, includes $2.6 billion, which is the net capital of Clearing Corp. in excess of 5.0% of aggregate debit items arising from customer transactions.

Under the sequestration requirement for customers trading on U.S. commodity exchanges, the Company is required to sequester funds for certain over-the-counter derivative products. At December 31, 2011 the Company had sequestered $36 million which was $32 million in excess of the requirement.

17. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2011, and through February 28, 2012 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Statement of Financial Condition as of or for the year ended December 31, 2011.